[Valor Letterhead]
May 23, 2006
Michele Anderson
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Valor Communications Group, Inc.
Amendment No. 2 to Form S-4
Filed April 12, 2006
File No. 333-132073
Dear Ms. Anderson:
     We are in receipt of your letter dated May 15, 2006 wherein you make comments to Amendment No. 2 to the Form S-4 filed by Valor Communications Group, Inc. (“Valor”) on May 2, 2006 relating to the spin-off by Alltel Corporation (“Alltel”) of its wireline telecommunications business and subsequent merger of such business with Valor. For your convenience, we have restated each comment in its entirety with the response of Valor and Alltel, as applicable, following immediately thereafter. Please be advised that Valor is filing an amendment to the Form S-4 and Alltel Holding Corp. (“Spinco”) is filing an amendment to its Form S-1 (originally filed on May 2, 2006) contemporaneously with the transmission of this letter. These filings include the revisions approved by you in a telephone conversion with our counsel on May 19, 2006.
     Please note that, as previously discussed with the Staff, Alltel, Valor and Spinco entered into an amendment to the Agreement and Plan of Merger on May 18, 2006 that removed the requirement that the board of directors of the surviving corporation be comprised of three separate classes each having a three year term. Therefore, there is no longer a separate voting item in the prospectus for the approval of a classified board.
Sincerely,
William M. Ojile, Jr.

General
1.	We note your response to our prior comment one. Alltel Holding Corporation should file the revised Form S-1 using its own CIK number, rather than Alltel Corporation’s CIK number, so that EDGAR reflects Alltel Holding Corporation as a registrant.

Response: Alltel Holding Corp. has filed Amendment No. 1 to the Form S-1 using its own CIK number, rather than Alltel Corporation’s CIK number, so that EDGAR reflects Alltel Holding Corp. as a registrant.
Cover Page
2.	We note your response to our prior comment two. Please revise the cover page and the relevant portions of the prospectus/proxy statement so that they convey you have no plans to issue, prior to the determination of the merger consideration, any shares of common stock outside of your equity incentive plans, as you suggest in the response letter.

Response: Per the Staff’s request, Valor has revised the cover page and the relevant portions of the prospectus to explain that Valor has no plans to issue, prior to the determination of the merger consideration, any shares of common stock outside of its equity incentive plans.
Background of the Merger, page 36
3.	Revise the new disclosure on page 42 regarding the substance of Wachovia Securities’ final presentation to the board to state that it did not materially differ from the preliminary presentations the advisor previously made to the board in September and October, as indicated in your response to prior comment ten.

Response: Per the Staff’s comment, Valor has revised the disclosure to eliminate references to the presentations in November and December. The revised disclosure appears on page 46 under the section titled “Opinion of Valor’s Financial Advisor — Wachovia Securities.”
The Transactions, page 31
Opinion of Valor’s Financial Advisor—Wachovia Securities, page 45
Opinion of Valor’s Financial Advisor—Bear Stearns, page 54
4.	We note your response to our prior comment 13. Please provide an analysis in your response letter as to whether each of the different kinds of detailed information excluded from the Alltel summary is material to investors in assessing the conclusions reached by the financial advisors and the boards regarding the transactions. As part of your analysis, describe to what extent the advisors relied on each kind of excluded information in reaching their conclusions. Alternatively, revise the prospectus to include all of the Alltel projected financial information provided to Valor and/or Valor’s financial advisors.

Response: Per the Staff’s request, the prospectus has been revised to include all of the Alltel projected financial information provided to Valor and/or Valor’s financial advisors.

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